Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page (s)
Consolidated Balance Sheets as of December 31, 2024 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2025	F-1
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2024 and 2025	F-5
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2024 and 2025	F-7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2025	F-9
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-11

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2024	June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		119,171	119,422	16,671
Restricted cash		376	391	55
Accounts receivable, net of allowances of RMB4,916 and RMB5,769 (US$805) as of December 31, 2024 and June 30, 2025, respectively	3	50,804	54,114	7,554
Prepayments and other current assets	4	14,264	16,503	2,302
Total current assets		184,615	190,430	26,582
Non-current assets:
Property and equipment, net		4,573	3,151	440
Operating lease right-of-use assets	5	17,146	17,399	2,429
Intangible assets, net		13,767	12,100	1,689
Goodwill		37,785	37,785	5,275
Long-term investments	6	113,506	113,339	15,822
Deferred tax assets		131	11	2
Other non-current assets		6,510	6,779	945
Total non-current assets		193,418	190,564	26,602
Total assets		378,033	380,994	53,184

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2024	June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the variable interest entity (“VIE”) without recourse to the Company of RMB3,000 and nil as of December 31, 2024 and June 30, 2025, respectively)	7	3,000	—	—
Accounts payable (including accounts payable of the VIE without recourse to the Company of RMB26,479 and RMB32,378 (US$4,520) as of December 31, 2024 and June 30, 2025, respectively)		32,691	38,387	5,359
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB129,918 and RMB119,993 (US$16,750) as of December 31, 2024 and June 30, 2025, respectively)	8	147,111	156,095	21,790
Operating lease liabilities (including operating lease liabilities of the VIE without recourse to the Company of RMB2,750 and RMB3,027 (US$423) as of December 31, 2024 and June 30, 2025, respectively)	5	4,461	4,766	665
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB68,349 and RMB55,889 (US$7,802) as of December 31, 2024 and June 30, 2025, respectively)	9	74,370	68,449	9,555
Total current liabilities		261,633	267,697	37,369

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2024	June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Non-current liabilities:
Operating lease liabilities (including non-current operating lease liabilities of the VIE without recourse to the Company of RMB6,437 and RMB7,103 (US$992) as of December 31, 2024 and June 30, 2025, respectively)	5	13,376	13,055	1,822
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of RMB3,059 and RMB2,118 (US$296) as of December 31, 2024 and June 30, 2025, respectively)		3,059	2,118	296
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB567 and RMB567 (US$79) as of December 31, 2024 and June 30, 2025, respectively)		567	567	79
Total non-current liabilities		17,002	15,740	2,197
Total liabilities		278,635	283,437	39,566

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2024	June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Commitments and contingencies	12
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2024 and June 30, 2025; 4,920,000,000 shares authorized as of December 31, 2024 and June 30, 2025, 63,041,500 shares and 63,256,460 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)		39	40	5
Class B common shares (par value of US$0.0001 per share as of December 31, 2024 and June 30, 2025; 30,000,000 shares authorized as of December 31, 2024 and June 30, 2025, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)		11	11	2
Treasury shares (442,915 and 833,768 class A common shares as of December 31, 2024 and June 30, 2025, respectively)		(1,674)	(4,319)	(603)
Additional paid-in capital		1,045,221	1,047,406	146,212
Accumulated deficit		(995,715)	(998,288)	(139,356)
Accumulated other comprehensive income		20,040	19,770	2,760
Total Aurora Mobile Limited’s shareholders’ equity		67,922	64,620	9,020
Noncontrolling interests		31,476	32,937	4,598
Total shareholders’ equity		99,398	97,557	13,618
Total liabilities and shareholders’ equity		378,033	380,994	53,184

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Note	2024	2025
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues	14	143,965	178,821	24,962
Cost of revenues		(44,822)	(60,332)	(8,422)
Gross profit		99,143	118,489	16,540
Operating expenses
Research and development		(46,333)	(50,565)	(7,059)
Sales and marketing		(37,869)	(45,954)	(6,415)
General and administrative		(23,609)	(24,866)	(3,471)
Total operating expenses		(107,811)	(121,385)	(16,945)
Other operating income		2,634	407	57
Loss from operations		(6,034)	(2,489)	(348)
Foreign exchange (loss)/income		(11)	181	25
Interest income		2,382	550	77
Interest expense		(48)	(45)	(6)
Gains from fair value change		38	111	15
Other (loss)/income		(5)	34	5
Loss before income taxes		(3,678)	(1,658)	(232)
Income tax (expenses)/benefits	11	(239)	546	76
Net loss		(3,917)	(1,112)	(156)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Note	2024	2025
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Less: net (loss)/income attributable to noncontrolling interests		(518)	1,461	204
Net loss attributable to Aurora Mobile Limited’s shareholders		(3,399)	(2,573)	(360)
Net loss per share for class A and class B common shares:	13
Class A and B common shares - basic and diluted		(0.04)	(0.03)	(0.00)

Weighted average shares used in computing net loss per share attributable to common shares:
Class A common shares - basic and diluted		62,645,540	63,325,008	63,325,008
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189

Other comprehensive income/(loss)
Foreign currency translation adjustments		286	(270)	(38)
Total other comprehensive income/(loss), net of tax		286	(270)	(38)
Total comprehensive loss		(3,631)	(1,382)	(194)
Less: comprehensive (loss)/income attributable to noncontrolling interests		(518)	1,461	204
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(3,113)	(2,843)	(398)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	78,831,942	50	1,429,341	(2,453)	1,045,397	19,223	(988,669)	30,173	103,721
Net loss	—	—	—	—	—	—	(3,399)	(518)	(3,917)
Translation adjustments	—	—	—	—	—	286	—	—	286
Exercise and vesting of share-based awards	1,315,915	—	(1,315,915)	2,284	(2,275)	—	—	—	9
Repurchase of common shares	(386,027)	—	386,027	(666)	—	—	—	—	(666)
Share-based compensation (Note 10)	—	—	—	—	2,181	—	—	—	2,181
Balance as of June 30, 2024 (unaudited)	79,761,830	50	499,453	(835)	1,045,303	19,509	(992,068)	29,655	101,614

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Attributable to Aurora Mobile Limited
	Common shares		Treasury shares			Accumulated
					Additional	other			Total
	Number of		Number of		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	80,041,689	50	442,915	(1,674)	1,045,221	20,040	(995,715)	31,476	99,398
Net loss	—	—	—	—	—	—	(2,573)	1,461	(1,112)
Translation adjustments	—	—	—	—	—	(270)	—	—	(270)
Exercise and vesting of share-based awards	798,853	1	(193,040)	699	1,491	—	—	—	2,191
Repurchase of common shares	(583,893)	—	583,893	(3,344)	—	—	—	—	(3,344)
Share-based compensation (Note 10)	—	—	—	—	694	—	—	—	694
Balance as of June 30, 2025 (unaudited)	80,256,649	51	833,768	(4,319)	1,047,406	19,770	(998,288)	32,937	97,557
Balance as of June 30, 2025 in US$ (unaudited)		7		(603)	146,212	2,760	(139,356)	4,598	13,618

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(3,917)	(1,112)	(156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	751	498	70
Amortization of intangible assets	2,484	2,067	289
Lease expense to reduce right-of-use assets	2,320	2,785	389
Deferred tax expenses/(benefits)	141	(821)	(115)
Credit losses for accounts receivable	1,829	2,283	319
(Gain)/loss on disposal of property and equipment	(6)	730	102
Share-based compensation expenses	2,181	694	97
Changes in operating assets and liabilities:
Accounts and notes receivable	(10,617)	(5,595)	(781)
Prepayments and other current assets	(571)	(281)	(39)
Other non-current assets	(1,057)	(290)	(40)
Accounts payable	5,567	5,696	795
Deferred revenue and customer deposits	(6,381)	8,984	1,254
Tax payable	53	23	3
Accrued liabilities and other current liabilities	(13,437)	(6,920)	(966)
Operating lease liabilities	(2,656)	(3,052)	(426)
Other non-current liabilities	4	—	—
Net cash (used in)/provided by operating activities	(23,312)	5,689	795
Cash flows from investing activities:
Purchase of short-term investments	(60,000)	(100,000)	(13,959)
Proceeds from maturities of short-term investments	60,000	100,000	13,959
Payment for acquisitions, net of cash acquired	—	(1,000)	(140)
Purchase of property and equipment	(381)	(165)	(23)
Proceeds from disposal of property and equipment	8	359	50
Purchase of intangible assets	(344)	(400)	(56)
Net cash used in investing activities	(717)	(1,206)	(169)
Cash flows from financing activities:
Proceeds from short-term bank loans	3,000	—	—
Repayment of short-term bank loans	—	(3,000)	(419)
Repurchase of common shares	(1,267)	(2,907)	(406)
Prepayment for stock issuance cost	—	(417)	(58)
Proceeds from exercise of share options	—	2,191	306
Net cash provided by/(used in) financing activities	1,733	(4,133)	(577)
Effect of exchange rate on cash and cash equivalents and restricted cash	(28)	(84)	(12)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(22,324)	266	37

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(22,324)	266	37
Cash, cash equivalents and restricted cash at the beginning of period	115,007	119,547	16,689
Cash, cash equivalents and restricted cash at the end of period	92,683	119,813	16,726
Including:
Cash and cash equivalents at the end of the period	92,178	119,422	16,671
Restricted cash at the end of the period	505	391	55
Supplemental disclosures of cash flow information:
Income tax paid	34	4	1
Interest expense paid	135	201	28
Non-cash investing and financing activities:
Unpaid offering expenses	—	1,541	215
Unpaid cash for repurchase of common shares	257	2,111	295

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, the variable interest entity (“VIE”), and subsidiaries of the VIE) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, the VIE, and subsidiaries of the VIE are principally engaged in providing Software-as-a-Service (“SAAS”) Businesses, which include developer services, financial risk management, and market intelligence services, in the People’s Republic of China (the “PRC”).

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into shareholder voting proxy agreement and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd. (“Hexun Huagu”), that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements, the rights under the aforementioned shareholder voting proxy agreement and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.

Despite the lack of equity ownership, as a result of a series of VIE agreements, the nominee shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company, which gives the Company the power to direct the activities that most significantly impact the VIE’s economic performance. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810.

The following is a summary of the VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreements entered into between the VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the shareholder voting proxy agreement, the exclusive option agreements and the exclusive business cooperation agreement. The WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the nominee shareholders breach the contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIE in accordance with PRC laws. None of the nominee shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of the VIE’s obligations have been terminated under the other VIE agreements. The Company registered the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIE, the WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from the WFOE. In addition, the VIE has granted the WFOE an exclusive right to purchase any or all of the business or assets of the consolidated VIE at the lowest price permitted under PRC laws. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

Financial Support Agreement

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

Shareholder Voting Proxy Agreement

The Nominee Shareholders also signed the shareholder voting proxy agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Articles of Association.

Accordingly, as a result of the power to direct the activities of the VIE pursuant to the shareholder voting proxy agreement and the obligation to absorb the expected losses of the VIE through the unlimited financial support, the Company is the primary beneficiary of the VIE.

Prior to July 26, 2022, Weidong Luo, founder of the Company, and two other individuals held 80%, 10% and 10 % of the equity interests in the VIE, respectively. On July 26, 2022, the nominee shareholders of the VIE, the two other individuals transferred their equity interests in the VIE to Guangyan Chen, a senior manager of Hexun Huagu (the “Transfer of Shares”). After the Transfer of Shares, 80% and 20% of the equity interests of the VIE are held by Weidong Luo and Guangyan Chen, respectively. On July 26, 2022, the registration of this transfer with the local branch of the State Administration of Industry and Commerce (the “SAIC”) was completed.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE does not result in any violation of any explicit requirements under any PRC laws and regulations in all material aspects; (ii) each of the contractual arrangements is valid, binding and enforceable in accordance with its terms; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIE.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s unaudited interim condensed consolidated balance sheets:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	84,136	64,864	9,055
Accounts and notes receivable, net	50,032	53,593	7,481
Prepayments and other current assets	11,412	11,544	1,611
Amounts due from the Company and its subsidiaries	232,201	240,061	33,511
Total current assets	377,781	370,062	51,658
Non-current assets:
Property and equipment, net	3,680	2,360	329
Operating lease right-of-use assets	8,879	10,015	1,398
Intangible assets, net	13,765	11,772	1,643
Goodwill	37,785	37,785	5,275
Long-term investments	79,120	79,095	11,041
Deferred tax assets	131	11	2
Other non-current assets	731	1,021	143
Total non-current assets	144,091	142,059	19,831
Total assets	521,872	512,121	71,489
LIABILITIES:
Current liabilities:
Short-term loan	3,000	—	—
Accounts payable	26,479	32,378	4,520
Deferred revenue and customer deposits	129,918	119,993	16,750
Operating lease liabilities	2,750	3,027	423
Accrued liabilities and other current liabilities	68,349	55,889	7,802
Amounts due to the Company and its subsidiaries	439,818	446,098	62,273
Total current liabilities	670,314	657,385	91,768
Non-current liabilities:
Operating lease liabilities	6,437	7,103	992
Deferred tax liabilities	3,059	2,118	296
Other non-current liabilities	567	567	79
Total non-current liabilities	10,063	9,788	1,367
Total liabilities	680,377	667,173	93,135

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s unaudited interim condensed consolidated statements of comprehensive loss and cash flows.

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	139,932	172,437	24,071
Cost of revenues	(39,761)	(53,804)	(7,511)
Net (loss)/income	(409)	3,363	469
Net cash used in operating activities	(20,018)	(15,416)	(2,152)
Net cash used in investing activities	(709)	(856)	(119)
Net cash provided by/(used in) financing activities	3,000	(3,000)	(419)

There were no pledges or collateralization of the VIE’s assets as of December 31, 2024 and June 30, 2025. The amount of net liabilities of the VIE was RMB158,505 and RMB155,052 (US$21,646) as of December 31, 2024 and June 30, 2025, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the unaudited interim condensed consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2024. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE, and subsidiaries of the VIE. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the Company’s unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for credit losses of accounts receivable, and loans receivable, useful lives of intangible assets, impairment of goodwill, impairment of intangible assets, fair value measurements and impairment for equity investments without readily determinable fair value, valuation allowance for deferred tax assets, incremental borrowing rates for operating lease liabilities and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.1636 per US$1.00 on June 30, 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Accounts receivable, net

Accounts receivable are recorded at the realizable value amount, net of allowances for credit loss in accordance with ASC 326 Credit Losses (“ASC 326”), and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses is classified as “General and administrative” in the unaudited interim condensed consolidated statements of comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses using roll-rate method, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Loans receivable, net

Loans receivable, net are included in “Other non-current assets” on the unaudited interim condensed consolidated balance sheets are carried at amortized cost. The Company maintains an allowance for credit losses in accordance with ASC 326, and represents the Company’s best estimate of expected credit losses over the remaining contractual life of the loans and are included in “other (loss)/income” in the unaudited interim condensed consolidated statements of comprehensive loss. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

Revenue recognition

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenues are presented net of value-added tax collected on behalf of the government.

SAAS Businesses

The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

SAAS Businesses (continued)

The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click verification SDK. For email services, the Company enables the customers to send emails to users. Customers pay for SMS, one-click verification, and email services based on the pre-agreed rate per message or email and the number of messages or email delivered. The Company acts as the principal in the SMS, one-click verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages are delivered. For value-added services, the Company provided advertising services by connecting advertisers and application (“APP”) developers, who are the suppliers of where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily on several basis, including cost-per-action (“CPA”) basis, cost-per-mille (“CPM”), cost-per-sale (“CPS”) and cost-per-click (“CPC”) basis. All of the contractual arrangements’ duration is less than one year. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. The transaction price is fixed based on the signed contract consideration. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company.

For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service packages for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on subscription fees. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.

The Company primarily enters into project-based contracts with its customers to provide in-depth analytics services and generate customized reports based on the customers’ specific requirements. The nature of the Company’s performance obligation is a single performance obligation with a fixed transaction price based on the signed contract consideration. The Company recognizes revenue at the point in time when the customized reports are provided.

The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. The nature of the Company’s performance obligation is a single performance obligation, and the transaction price is determined based on the pre-agreed the rate per query and the number of queries delivered. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.

For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Other revenue recognition related policies

Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the unaudited interim condensed consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the unaudited interim condensed consolidated balance sheets. Amount of contract assets was not material as of December 31, 2024 and June 30, 2025, respectively.

Contract liabilities are mainly related to fees for services to be provided over the service period, which are included in “Deferred revenue and customer deposits” on the unaudited interim condensed consolidated balance sheets. The increase in contract liabilities is a result of the increase in consideration received from the Company’s customers. Revenue recognized for the six months ended June 30, 2024 and 2025 that was included in contract liabilities as of January 1, 2024 and 2025 was RMB45,836 and RMB49,178 (US$6,865), respectively. A summary of contract liabilities is as follows:

As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Contract liabilities	87,064	98,263	13,717

Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

As of December 31, 2024 and June 30, 2025, the Company’s unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected length of more than one year was RMB41,114 and RMB39,059 (US$5,452), respectively. The Company expects to recognize the majority of its remaining performance obligations as revenue within the next two years.

Costs of revenues

Cost of revenues consists primarily of channel cost associated with value-added services, short messaging cost, technical services cost, cloud cost, staff costs and depreciation of servers used for revenue generating services.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Fair value measurements

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivables, other receivables within prepayments and other current assets, balances with related parties, short-term loan, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments.

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2024 and June 30, 2025, the aggregate amount of cash and cash equivalents, and restricted cash of RMB92,866 and RMB85,370 (US$11,918), respectively, were held at major financial institutions located in the PRC, and US$3,655 and US$4,808 (RMB34,443), respectively, were deposited with major financial institutions located outside the PRC. The Company continues to monitor the financial strength of the financial institutions. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers mainly in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains reserves for estimated credit losses, which have generally been within its expectations.

Concentration of suppliers

Approximately 48.9% and 51.6% of advertising costs were paid to three suppliers for the six months ended June 30, 2024 and 2025, respectively.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 1.86% for the six months ended June 30, 2025. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

Segment information

The Company operates in one operating and reportable segment and derives revenues primarily from SAAS Businesses. The Company’s chief operating decision maker is the Chief Executive Officer(“CEO”), who makes resource allocation decisions and assesses performance based on the consolidated financial results. The CEO assesses performance and decides how to allocate resources based on total revenue and consolidated net income/(loss) as reported on the consolidated statements of comprehensive loss. The CEO considers budget to actual comparisons of total revenue and consolidated net income/(loss) on a regular basis when assessing the operating results and making resource decisions to improve profitability aligned with the Company’s strategic initiatives and capital allocation priorities.

Significant expenses reviewed by the CEO include those that are presented in the consolidated statements of comprehensive loss. As the Company generates substantially most of its revenues and holds substantially all of its long-lived assets in the PRC, no geographical segments are presented.

Recently issued accounting pronouncements

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

3Accounts receivable, net

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	55,720	59,883	8,359
Less: allowance for credit losses	(4,916)	(5,769)	(805)
Total accounts receivable, net	50,804	54,114	7,554

The following table presents the movement in the allowance for credit losses:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Balance at beginning of the period	5,331	4,916	686
Provisions	1,362	2,283	319
Write-offs	(1,777)	(1,430)	(200)
Balance at end of the period	4,916	5,769	805

4Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Prepaid service fee	8,049	7,906	1,104
VAT and other surcharges	2,641	2,929	409
Deferred offering expenses	—	1,958	273
Deposit	1,443	919	128
Contract assets	353	558	78
Prepaid media cost	736	927	129
Others	1,042	1,306	181
Total prepayments and other current assets	14,264	16,503	2,302

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to office facilities. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

As of December 31, 2024, the weighted average remaining lease term was 4.2 years and weighted average discount rate was 3.61% for the Company’s operating leases. As of June 30, 2025, the weighted average remaining lease term was 3.7 years and weighted average discount rate was 3.51% for the Company’s operating leases.

Operating lease cost for the six months ended June 30, 2024 and 2025 were RMB2,320 and RMB2,785 (US$389), respectively, which excluded cost of short-term contracts. Short-term lease cost for the six months ended June 30, 2024 and 2025 were RMB335 and RMB429 (US$60). For the six months ended June 30, 2024 and 2025, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash payments for operating leases	2,792	2,994	418
ROU assets obtained in exchange for operating lease liabilities	1,765	2,726	381

Future lease payments under operating lease as of June 30, 2025 were as follows:

	Operating lease
	RMB	US$
	(Unaudited)	(Unaudited)
Year ending December 31,
2025	2,442	341
2026	5,113	713
2027	4,744	662
2028	4,513	630
2029	2,270	317
Thereafter	—	—
Total future lease payments	19,082	2,663
Less: Imputed interest	1,261	176
Total lease liability balance	17,821	2,487

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

6Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2024, the carrying amount of the Company’s equity investments was RMB113,506, net of RMB27,706 in accumulated impairment.

As of June 30, 2025, the carrying amount of the Company’s equity investments was RMB113,339 (US$15,822), net of RMB27,617 (US$3,855) in accumulated impairment.

For the six months ended June 30, 2024 and 2025, there were no impairment charges recognized on equity investments without readily determinable fair value.

7Short-term loan

As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Short-term bank borrowings	3,000	—	—

In March 2024, the Company borrowed a RMB denominated loan of RMB3,000 (US$411) with a fixed interest rate of 4.9% for a one-year term from Shenzhen Zhongxiaodan Micro Credit Co., Ltd. which was fully repaid on 28 March 2025.

8Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Deferred revenue	87,070	98,267	13,718
Customer deposits	60,041	57,828	8,072
Total deferred revenue and customer deposits – current	147,111	156,095	21,790

9Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

		As of
		December 31, 2024	June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Accrued payroll and welfare payables		36,860	31,391	4,382
Payable for business acquisition	(i)	16,338	15,338	2,141
Other taxes and surcharges		11,096	10,095	1,409
Service fees		4,514	5,499	768
Government grants subject to deferral or return		2,628	2,628	367
Others		2,934	3,498	488
Total accrued liabilities and other current liabilities		74,370	68,449	9,555
(i)	The balance represents the remaining unpaid cash consideration from the acquisition of Wuhan SendCloud.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10Share-based compensation

Share option and restricted share unit plans

2014 Incentive Plan

On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of June 30, 2025, there were no shares remain available for grant under the 2014 Plan as the 2014 Plan has expired. For the six months ended June 30, 2025, the Company has extended the term by one year for 136,880 awards that have been vested but not exercised under the 2014 Plan. The impact of this modification is not significant. As of June 30, 2025, 280,466 awards were vested but not exercised under the 2014 Plan.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of June 30, 2025, 144,827 shares remain available of grant under the 2017 Plan.

2021 Incentive Plan

In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of June 30, 2025, 28,293 shares remain available of grant under the 2021 Plan.

2023 Incentive Plan

In September 2023, the Company’s board of directors and shareholders approved the 2023 Incentive Plan (the “2023 Plan”). Awards under the 2023 Plan vest up to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2023 Plan. As of June 30, 2025, 2,694,360 shares remain available of grant under the 2023 Plan.

The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017, 2021 and 2023 Incentive Plans. Upon the termination of the Grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.

Total compensation costs recognized for the six months ended June 30, 2024 and 2025 were as follows:

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	1	—	—
Research and development	455	116	16
Sales and marketing	58	7	1
General and administrative	1,667	571	80
Total	2,181	694	97

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11Income taxes

The Company has holding companies in Cayman Island, British Virgin Islands, Hong Kong, Singapore, Malaysia and its main operations is in the PRC. The Company’s entities are subject to local statutory income tax rate in these jurisdictions. Specifically, the Company’s PRC entities are subject to a statutory income tax rate of 25% and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Company’s Hong Kong entity is subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws. The Company’s Singapore entity is subject to a statutory income tax rate of 17%, in accordance with the Singapore tax laws. The Company’s Malaysia entity is subject to a statutory income tax rate of 24%, in accordance with the Malaysia tax laws.

The Company recorded an income tax expense of RMB239 and an income tax benefit of RMB546 (US$76), representing an effective tax rate of (6.50%) and 32.93% respectively for the six months ended June 30, 2024 and 2025. The significant increase in effective tax rate is mainly due to the reduction of loss before income taxes, changes in tax rate on deferred tax and prior year true up.

As of December 31, 2024 and June 30, 2025, the Company concluded that there was no significant tax uncertainties in its consolidated financial results. The Company did not record any interest and penalties related to an uncertain tax position for each of the six months ended June 30, 2024 and 2025. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In accordance with relevant PRC tax administration laws, the tax year from 2019 through 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the unaudited interim condensed consolidated financial statements.

12Commitments and contingencies

Capital commitments

As of June 30, 2025, the Company did not have any non-cancellable purchase commitments.

13Loss per share

Basic and diluted loss per share is calculated as follows:

	Six months ended June 30,
	2024		2025
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to common shareholders	(2,674)	(725)	(2,028)	(283)	(545)	(77)
Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	62,645,540	17,000,189	63,325,008	63,325,008	17,000,189	17,000,189
Basic and diluted loss per share	(0.04)	(0.04)	(0.03)	(0.00)	(0.03)	(0.00)

For the six months ended June 30, 2024 and 2025, the two-class method is applicable because the Company has Class A and Class B common shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company.

The effect of all outstanding share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the six months ended June 30, 2024 and 2025 as their effects would be anti-dilutive.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14Revenues

The Company assesses revenues based upon the nature or type of services it provides and the following table presents disaggregated revenue information:

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Developer Services:
Subscription	90,475	107,126	14,954
Value-Added Services	10,680	19,603	2,736
Vertical Applications	42,810	52,092	7,272
Total revenues	143,965	178,821	24,962

For the six months ended June 30, 2024 and 2025, revenues recognized at a point in time were RMB83,071 and RMB113,754 (US$15,879), respectively. For the six months ended June 30, 2024 and 2025, revenues recognized over time were RMB60,894 and RMB65,067 (US$9,083), respectively.

15Fair value measurements

Assets and liabilities measured or disclosed at fair value

The Company’s non-financial long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. The Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial assets. The Company measures non-recurring fair value measurements as of the observable transaction dates. The fair value (Level 2) was evaluated for certain property and equipment based on quoted prices for similar assets in markets that are not active.

The Company measures certain financial assets, including equity method investments and equity securities accounted for at fair value using measurement alternative at fair value on a non-recurring basis only if an impairment loss or upward valuation were to be recognized.

For the six months ended June 30, 2024 and 2025, there was no assets measured at fair value on a non-recurring basis.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

16Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and the subsidiaries of the VIE.

Under PRC law, the Company’s subsidiary, the VIE, and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts of net assets restricted include the paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB701,089 (US$97,868) as of June 30, 2025.